SEMGROUP CORPORATION

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

August 25, 2016

VIA EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-2521

Re:	SemGroup Corporation
Registration Statement on Form S-4 (File No. 333-212522)

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and on behalf of SemGroup Corporation (the “Company”), the Company respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on August 26, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

SEMGROUP CORPORATION

By:	/s/ William H. Gault
Name:	William H. Gault
Title:	Secretary

cc:	Candice L. Cheeseman, General Counsel, SemGroup Corporation

Steven K. Talley, Gibson, Dunn & Crutcher LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Ethan Horowitz, Securities and Exchange Commission

Diane Fitz, Securities and Exchange Commission

Jason Langford, Securities and Exchange Commission